UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 292-4525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 7 (“Amendment No. 7”) amends Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission and dated April 12, 2012, by Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), (as amended from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), which is a subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock (the “Shares”) for $1.75 per Share, net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms of and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 11, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection captioned “Communication to Company Employees on May 9, 2012”:

“Communication to Company Employees on May 9, 2012

On May 9, 2012, Mr. R. Blake Young, President and CEO of the Company, sent an email to all of the Company’s employees urging them to tender their shares and attaching the press release issued by H.I.G. Capital, LLC on May 9, 2012, which is filed as Exhibit (a)(25) to this Schedule 14D-9, and the press release issued by the Company on May 8, 2012, which is filed as Exhibit (a)(24) to this Schedule 14D-9.

The text of the email sent from Mr. Young to all of the Company’s employees is substantially as copied below:

Dear Comverge Employees,

There are two important updates that I wanted to apprise you of regarding the H.I.G. transaction. First, yesterday the Delaware Courts issued a favorable ruling regarding plaintiff’s motion for a preliminary injunction on the transaction which means the transaction with H.I.G can proceed. Yesterday the company issued a press release following this ruling which I attach to this email for your review. Secondly, this morning, H.I.G. Capital issued the attached press release announcing a one-day extension of the Tender Offer for Comverge shares. As noted in the press release, 13,664,455 shares of Comverge common stock have been tendered, representing approximately 49.5% of the outstanding shares. In order for the tender offer to be successful, we only need 50% + one of Comverge shares outstanding to be tendered. This is good news as it means we are very close to completing the Tender Offer, which is the most important step of the H.I.G. Capital transaction.

If you have not already tendered your shares to H.I.G. Capital, I strongly encourage you to do so by end of day today.

Thank you.

Blake”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Comverge, Inc.

By:	/s/ R. Blake Young

Name: R. Blake Young Title: President and Chief Executive Officer

Dated: May 9, 2012